SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                              WELLS FINANCIAL CORP.
            ---------------------------------------------------------
                            (Name of Subject Company)

                              WELLS FINANCIAL CORP.
            ---------------------------------------------------------
                       (Name of Filing Persons -- Offeror)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
            ---------------------------------------------------------
                         (Title of Class of Securities)

                                   949759 10 4
            ---------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                        Mr. Lonnie R. Trasamar President
                           and Chief Executive Officer
                 53 First Street, S.W., Wells, Minnesota, 56097
                                 (507) 553-3151
            ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidder)

                                   Copies to:
                               John J. Spidi, Esq.
                             Joan S. Guilfoyle, Esq.
                            Malizia Spidi & Fisch, PC
                   1100 New York Avenue, N.W., Suite 340 West
                             Washington, D.C. 20005
                                 (202) 434-4660


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the  appropriate  boxes below to designate any  transactions  to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.         [X] issuer tender offer subject to Rule 13e-4.
[X] going-private transaction subject to Rule 13e-3.        [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ].

                           SCHEDULE TO/SCHEDULE 13E-3

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO dated September 28, 2004 (the "Schedule TO") and the Schedule 13E-3 Transaction Statement dated September 28, 2004 (the "Schedule 13E-3") relating to an issuer tender offer and possible going private transaction by Wells Financial Corp., a Minnesota corporation (the "Company"), to purchase up to 150,000 shares of its common stock, par value $0.10 per share. The Company is offering to purchase these shares at a price not greater than $31.50 nor less than $29.50 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. The Company's tender offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 28, 2004, and the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer and copies of which were attached to the Schedule TO as Exhibits (a)(1) and
(a)(2), respectively.

         All of the information in the Offer to Purchase and the related letter of transmittal is hereby incorporated by reference in answer to Items 1 through 14 of the Schedule TO.

         In addition to the amendments to the Offer to Purchase set forth below, the outside cover page of the Offer to Purchase is hereby revised as follows:

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE OFFER, PASSED UPON THE MERITS OR FAIRNESS OF THE OFFER, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

ITEM 1. SUMMARY TERM SHEET.

         Page 5 of the "Summary" to the Offer to Purchase is hereby revised to replace the answer to the question "WHEN WOULD WELLS FINANCIAL CONDUCT A REVERSE STOCK SPLIT" with the following:

         "If, after our offer expires, the number of our record holders exceeds 300, then we will not be eligible for deregistration under the Exchange Act. As a result, we intend then to initiate a reverse stock split in a manner that will ensure that the number of record holders is reduced to below 300, thus making us eligible for deregistration under the Exchange Act. If stockholders are cashed out as a result of a reverse stock split, they will receive the same price per share determined pursuant to our offer. If we initiate a reverse stock split, we will file with the SEC an amended Schedule 13E-3 and comply with the timing, disclosure and dissemination requirements of Rule 13e-3 in connection therewith. Because Minnesota law permits the reverse stock split to be completed without obtaining stockholder approval, we do not intend to seek stockholder approval thereof. See "The Reverse Stock Split""

ITEM 4. TERMS OF THE TRANSACTION.

         (a)      Material Terms.

         The concluding paragraph, on page 25, of the section titled "Special Factors -- 8. Federal Income Tax Consequences"of the Offer to Purchase is hereby amended to read as follows:

         "WE URGE YOU TO CONSULT YOUR TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF OUR OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS."

         (b)      Purchases.

         The paragraph titled "The Offer -- 2. Procedures for Tendering Shares -- Return of Unpurchased Shares" on page 33 of the Offer to Purchase is hereby amended to read as follows:

         "RETURN OF UNPURCHASED SHARES. If any tendered shares are not purchased or are properly withdrawn, or if less than all shares evidenced by a stockholder's certificates are tendered, certificates for unpurchased shares will be returned promptly after the expiration or termination of our offer or the proper withdrawal of the shares, as applicable. Shares will be returned without expense to the stockholder."

         The first sentence of "The Offer -- 4. Purchase of Shares and Payment of Purchase Price,"on page 35 of the Offer to Purchase is hereby amended to read as follows:

         "Upon the terms and conditions of our offer, promptly following the expiration date, we will:"

         The third paragraph under "The Offer -- 4. Purchase of Shares and Payment of Purchase Price," on page 35 of the Offer to Purchase is hereby amended to read as follows:

         "Upon the terms and conditions of our offer, promptly after the expiration date, we will accept for payment and pay a single per share purchase price for 150,000 shares, subject to increase or decrease as provided under "The Offer - 1. Number of Shares; Price; Priority of Purchase," and "- 12. Extension of Our Offer; Termination; Amendment," if properly tendered and not properly withdrawn, or such lesser number of shares as are properly tendered and not properly withdrawn, at prices between $29.50 and $31.50 per share."

         The fifth paragraph under "The Offer -- 4. Purchase of Shares and Payment of Purchase Price," on page 35 of the Offer to Purchase is hereby amended to read as follows:

         "In the event of proration, we will determine the proration percentage and pay for those tendered shares accepted for payment promptly after the expiration date. However, we do not expect to be able to announce the final results of any proration or to be able to commence payment for shares purchased until approximately seven (7) to ten (10) business days after the expiration date."

         The  last  paragraph  under  "The  Offer  --  5.   Conditional   Tender
Procedures," on page 37 is hereby amended to read as follows:

         "All shares tendered by a stockholder subject to a conditional tender pursuant to the letter of transmittal or notice of guaranteed delivery, regarded as withdrawn as a result of proration and not eventually purchased will be returned promptly after the expiration date without any expense to the stockholder."

         The penultimate paragraph under the section titled "The Offer -- 6. Conditions to Our Offer" on page 38 of the Offer to Purchase is hereby amended to read as follows:

         "The conditions to our offer are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition and, where permissible, may be waived by us, in whole or in part at any time up until the expiration of our offer in our sole discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any right, and each right shall be deemed an ongoing right which may be asserted at any time up until the expiration of our offer. Any determination or judgment by us concerning the events described above will be final and binding on all parties."

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) Purposes. The information set forth in the Offer to Purchase under the caption "Special Factors - 2. Purposes of and Reasons for the Offer" is hereby amended to replace the fifth paragraph thereof with the following:

                           "The  Board  of  Directors  chose  a  modified  Dutch
                           auction  tender  offer,  as  opposed  to  choosing  a
                           specific offer price, as the best means to conduct the offer because it provides our stockholders with the opportunity to tender all or a portion of their shares, and thereby receive a return of cash if they so elect, at a price determined by the stockholders within a range of prices established by the Board of Directors. This format provides stockholders, as opposed to our Board of Directors, with the ability of choosing a price within the price range at which stockholders are willing to sell their shares to us. In addition, in view of the lack of liquidity in the market for the Common Stock, the Board believes that establishing a specific purchase price that stockholders would be willing to sell their shares to us, rather than a range of prices from which stockholders could select, would be difficult to establish with any certainty or precision. We note that while the Company's common stock is traded on the Nasdaq National Market, the stock is not actively traded, generally exhibiting low trading volume with very wide bid/ask spreads of between $0.50 and $1.00 or more. More actively traded thrift stocks generally have spreads of between $.05 and $0.25. In slightly over 50% of the trading days during the past six months, daily volume in the Company's stock ranged from zero to 600 shares. As a result of this limited liquidity, actual trades in the stock have reflected a high degree of price variability. For these reasons, the Board did not place great weight on any single trading value for the common stock, and the offer was structured with a price range, in lieu of a fixed price, to provide the most flexibility to stockholders and in recognition of the difficulty in establishing a precise market value for a highly illiquid stock."

         (c)      Plans.

                  1. The information set forth in the Offer to Purchase under the caption "Special Factors - 1. Background of the Offer," is hereby amended to replace the tenth paragraph thereof with the following:

                           "On June 15, 2004, Capital Resources provided the Company with a reverse stock split valuation analysis. The analysis focused on the determination of an appropriate pricing range for the Company to repurchase its common stock in a reverse stock split transaction where fractional shares would be cashed-out. In preparing its analysis, Capital Resources considered recent developments and conditions in the equity markets for thrift institutions, and the Company's operating results, financial condition and future prospects. Capital Resources took into account the following factors in its analysis: (i) the impact of stock repurchases on the Company's pro forma earnings per share and book value; (ii) the Company's recent trading activity and the pricing characteristics of stock of comparable thrift institutions of similar size and with similar financial ratios; (iii) pricing premiums paid in recent stock repurchase transaction that are similar to the Company's proposed reverse stock split; and
                           (iv) a discounted cash flow analysis of the Company. In the analysis, Capital Resources determined that an appropriate pricing range for the Company to cash-out shares in a reverse stock split would be between $28.00 and $29.00 per share. At that meeting, the
                           Board further discussed the advantages and disadvantages of a reverse stock split and an issuer tender offer and determined to continue exploring these transactions."

                  7. The information set forth in the Offer to Purchase under the captions "Special Factors - 6. Effects of the Offer" is incorporated herein by reference.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

SCHEDULE 13E-3, ITEM 8. FAIRNESS OF TRANSACTION.

         (a) Fairness. "Special Factors - 3. Fairness of the Offer" in the Offer to Purchase is hereby revised to replace the second paragraph thereof and the bullet point list that follows it and the third paragraph with the following:

                           "The  Board  of  Directors   took  into  account  the
                  following factors in support of its determination that the offer is substantively fair and in the best interest of the
                  Company and all of its stockholders, including its unaffiliated stockholders:

                    o The opinion delivered to the Board of Directors by Capital Resources, our financial advisor, that the consideration to be received in the offer is fair, from a financial point of view, to our stockholders, including unaffiliated stockholders, and the oral and written presentations of Capital Resources supporting this opinion. A copy of Capital Resources's opinion is attached to this document as Exhibit I and should be read in its entirety by each stockholder. For a description of the information presented by Capital Resources to the Company, see "- Special Factors - 4. Fairness Opinion of Financial Advisor."

                    o Our financial condition and results of operations, including our earnings per share and capital levels for the year ended December 31, 2003 and the first six months of 2004. The Company's financial condition, as measured by good asset quality, the low level of non-performing assets and relatively high level of stockholders' equity, is strong and well positioned to undertake the offer. As discussed below, the Company will continue to exceed the minimum regulatory capital requirements following completion of the offer. In addition, the offer will not impact the Company's financial condition in terms of asset quality or non-performing loans. Accordingly, the Board considered the Company's ability to undertake the offer without materially adversely affecting the financial condition and capital levels of the Company and concluded, based on the foregoing, that the Company was well positioned to fully undertake the offer. The Board also considered the Company's results of operations and earnings per share in determining that the offer was fair and in the best interests of stockholders and the Company. As is disclosed under "Special Factors - 4. Fairness Opinion of Financial Advisor," the repurchase analysis showed that even if the 150,000 shares were purchased by the Company at $31.50 per share, the high end of the range, the pro forma financial impact would be modestly favorable to the Company. Even after the tender offer, the Company's earnings per share and return on equity improves on a pro forma basis.

                    o Our capital and the capital of the Bank, which after the payment of a dividend to us by the Bank and our purchase of 150,000 shares in the offer would remain significantly in excess of minimum capital requirements. The following table sets forth (a) the Bank's capital ratios as of June 30, 2004 and as adjusted to give effect to the purchase of 150,000 shares, and (b) the minimum capital ratios for savings associations required by the Office of Thrift Supervision ("OTS"):


                            As of June 30, 2004
                            -------------------
Ratio                            Historical        As Adjusted          Minimum
-----                            ----------        -----------          -------
Total risk-based capital           11.9%             10.9%               8.00%
Tier I risk-based capital          11.4%             10.4%               3.00%
Tier I core                         9.1%              8.3%               4.00%


                    o The percentage by which the per share price to be paid in the offer exceeds recent trading prices and estimated trading values. See "Special Factors - 4. Fairness Opinion of Financial Advisor."

                    o The likelihood that the transaction would be consummated. Based on advice from its advisors and the large number of similar transactions that have been successfully consummated in the past five years, the Board considered the likelihood that the offer would be successfully consummated to be very high. The Board is aware of numerous other similar transactions which have been completed and believes that the offer is structured in a manner similar to those transactions.

                        Therefore, the Board believes that it is highly likely that the offer will be successfully concluded in the same manner as those other transactions.

                    o The fact that our stockholders would be able to participate in the offer by selling a portion of their shares and have the opportunity to participate in any future growth following consummation of the offer.

                    o The fact that our offer is a voluntary transaction in which our stockholders may or may not participate.
                         Unlike a reverse stock split, the offer gives stockholders of the Company a choice. Under Minnesota law, the Board could achieve its objective of deregistering the Company by declaring a reverse stock split without stockholder approval and force stockholders to accept cash for their fractional shares, thereby eliminating completely such stockholders interest in the Company. The Board believed that, although it may eventually do this, it wanted to give stockholders a voluntary choice to eliminate or reduce their interest in the Company in return for cash at a premium over historical trading prices for the common stock. The Board believes the offer is the best way to provide stockholders with this choice. See "Special Factors - 1. Background of the Offer."

                    o The limited trading market for our common stock, including limited liquidity, relatively low prices and trading volume. Historically, since we became a public company, there has been a very limited market for our common stock. Trading is sporadic and there is very little trading volume in our common stock. Our stock price can be easily influenced, negatively or positively, by a trade of as few as 100 shares. As a result, stockholders, particularly those with significant holdings in our stock, cannot freely purchase new shares or sell their existing shares without considering the potential significant effect on the trading price of the stock. As a result, our stockholders cannot easily make investment decisions regarding our stock. The Board believes that the offer is fair because it provides stockholders (particularly those who, because of the size of their stockholdings, might not be able to sell their shares without potential disruption to the share price) with an opportunity to obtain liquidity with respect to their shares without potential disruption to the share price and the usual transaction costs associated with market sales. See "Special Factors - 2. Purposes of and Reasons for the Offer."

                    o The considerable costs associated with remaining a publicly-traded company. There are considerable and escalating costs with being a public company. The Board estimates that the additional costs of remaining public in light of the recent enactment of the Sarbanes-Oxley Act of 2002 will be significant. Deregistering as a public company may save the Company as much as $440,000 per year in the costs therewith. The Board considers it to be in the best interests of stockholders to reduce the Company's compliance and other costs associated with being a public company. See "Special Factors - 1. Background of the Offer" and "- 6. Effects of the Offer."

                           The Board did not entertain a sale or  liquidation of
                  the company as a factor in its evaluation of the fairness of the transaction. Because of the financial nature of a financial institution's primary assets and the many other readily available holding company specific indicators of value, such as the Company's total assets, income, deposits and interest rate spread, the Board did not place any significance on going concern value and liquidation value in its evaluation. The Board felt that such a valuation would not be material to its decision as to whether the offer was fair to unaffiliated stockholders because the Company itself was not for sale, and only a small percentage of the Company's stock was being purchased. The Company will continue to operate as it always has after completion of the offer. Nor did the Board attempt to establish the liquidation value of the Company. The Board felt that such a valuation would not be material to its decision for several reasons. First, the liquidation of the Company as a financial institution holding company would be so improbable as to not provide any meaningful comparison to the terms of the tender offer. The Company is not intending to liquidate and the offer will not affect its operations. Second, and more importantly, the Board believed that the Company's liquidation value would approximate its net book value, less the cost of liquidation. The Board's consideration of net book value encompassed a consideration of the Company's approximate liquidation value. For these reasons, the Board felt that a separate liquidation value was not necessary or appropriate."

         The fourth paragraph under "Special Factors - 3. Fairness of the Offer" is replaced with the following:

                           "The Board did consider purchase prices paid in prior
                  stock repurchases as there were repurchases of stock by the Company in the past two years. During the six months ended June 30, 2004, 1,725 shares were repurchased by the Company at an average price of $24.85 per share. The Company did not repurchase shares of common stock during 2003. In December 2002, the Company repurchased 80,000 shares of common stock at an average price of $20.00 per share. The evaluation of repurchase activity was helpful in determining the fairness of the transaction since it reflected the fact that repurchases have, over the past two years, been conducted at the market price, and all had been repurchased at a price lower than the offer range. As a result, the Board believes that based on all factors considered, an offer range that was at a moderate premium to the average price paid in previous repurchases is the fairest price for both stockholders who may choose to tender their shares as well as those who choose to remain stockholders in the Company.

                           The Board also  considered  the net book value of the
                  common stock ($24.39 at June 30, 2004) and recent trading prices when establishing the range. During 2004, the stock traded to above $34 per share in February and March and traded down to $22 per share in May. Since May, the stock has traded in the $23 to $28 range. The Company believes that the decline in its trading price since the first quarter of 2004 reflects two primary factors: (i) the overall decline in the market for thrift stocks, and (ii) investors' recognition that the Company's recurring earnings stream has declined in 2004 from the higher levels experienced in 2003. The Board believes that based on all factors considered, an offer range that was at a moderate premium to net book value is the fairest price for both stockholders who may choose to tender their shares as well as those who choose to remain stockholders in the Company. This belief was based on the factors discussed above and a belief that an offer price substantially higher than the market price would result in a diminution of the value of the shares of unaffiliated stockholders who chose not to tender, while an offer price substantially lower than the market price would be unsuccessful, since stockholders could potentially sell their shares on the open market for a higher price. A price at a slight premium to, rather than at, the market price, was chosen since it provided an additional modest inducement for holders to tender while not materially impacting the value of the investment of those who chose to remain holders. The Board did not consider any of the following because there were no firm offers for (a) the merger or consolidation of the Company with or into another company or vice versa; (b) the sale or other transfer of all or any substantial part of the assets of the Company; or (c) a purchase of our securities that would enable the holder to exercise control of the Company."

         (b) Factors Considered in Determining Fairness. The information contained in the Offer to Purchase in the fourth paragraph under the caption "Special Factors - 4. Fairness Opinion of Financial Advisor" is hereby supplemented as follows:

                           "In addition to providing Capital Resources with information regarding loan schedules, non-performing assets, investment securities, deposit and borrowing schedules, we also provided Capital Resources with certain non-public information regarding the Company which consisted primarily of our current three-year business plan and budget. This information contained certain financial projections and forecasts which
                           Capital Resources used in conducting its various analyses in support of its opinion. These forecasts and projections are discussed in our Offer to Purchase. Please see "-- Discounted Cash Flow and Terminal Value Analysis."

SCHEDULE 13E-3, ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         (a) Report, Opinion or Appraisal. The first paragraph under the heading "Special Factors - 4. Fairness Opinion of Financial Advisor - Comparable Pricing Analysis" is hereby revised to add the following sentence at the end:

                           "The 15 comparative peer group thrifts are AMB Financial Corp. of Indiana, FFW Corporation of Indiana, First BancTrust Corporation of Illinois, First Federal Bancshares of Illinois, First Federal Bankshares of Iowa, HF Financial Corp. of South Dakota, HMN Financial of Minnesota, Home City Financial Corporation of Ohio, LSB Financial of Indiana, Logansport Financial Corp. of Indiana,
                           Northeast Indiana Bancorp of Indiana, Southern Missouri Bancorp of Missouri, Sturgis Bancorp of Michigan, Union Community Bancorp of Indiana and United Tennessee Bankshares of Tennessee."

                  The second paragraph under such section is hereby revised to add the following sentence as the penultimate sentence of such paragraph:

                           "Due to such variability in the Company's stock price, Capital Resources determined it was appropriate to use a combination of trading price metrics to derive such recent average trading price. These metrics were comprised of the 50 day moving average ($26.50), two month average price ($26.28), one month average price ($27.15), one month prior closing price ($26.56 on August 23) and the average of the Bid/Ask price at September 20 ($26.75)."

                  The section entitled "Special Factors - 4. Fairness Opinion of Financial Advisor - Review of Premium Paid in Other Repurchase Transactions" is hereby replaced with the following:

                           "Review of Premiums Paid in Other Stock Repurchase Transactions. Capital Resources reviewed the level of premiums paid in relation to recent trading prices in 22 other recent stock repurchase transactions involving banks and thrifts. Given the Company's intention to initiate a reverse stock split if the tender offer does not reduce the number of record holders below 300, Capital Resources considered the level of premiums paid in both "modified Dutch auction" tender offers and reverse stock splits as well as other non-voluntary going private transactions."

                           The selection criteria for identifying comparable stock repurchase transactions included the following:

                                    o       Transactions   made   by   companies
                                            performing  either  tender offers or
                                            going  private  transactions  within
                                            the last three years;

                                    o       Including  only  companies  that had
                                            meaningful pricing data prior to the
                                            transaction.  Such  pricing data was
                                            critical    in     determining    an
                                            appropriate      denominator     for
                                            computing  the premium  ratio.  This
                                            was  done by  using  only  companies
                                            traded on either a major exchange or
                                            the OTC Bulletin Board;

                                    o       All  terminated  transactions   were
                                            excluded.

                           Capital Resources used relatively broad selection criteria for identifying an appropriate peer group in order to capture the two key features of the proposed transaction, features that are not normally combined. Unlike most tender offers or going private transactions, this transaction combines a modified Dutch auction transaction, a transaction not normally used in going private transactions, potentially coupled with a reverse stock split, a type of transaction that is more commonly used to effect a going private transaction. A very limited number of peers were found that combined both features. Therefore, Capital Resources expanded its peer group selection criteria so that comparables for each of the two key features could be analyzed.

                           In its review of comparable transactions, Capital Resources found that most voluntary tender offers that resulted in a large percentage of outstanding stock being repurchased were not structured as going private transactions. For example, only one of the five modified Dutch auction transactions (Crazy Woman Creek Bancorp, announced October 2003) was also identified as a going private transaction. Only one other tender offer was identified as both a going private transaction and also had a significant level of its outstanding stock repurchased (Chester Bancorp, Inc., announced April
                           2003). Most voluntary tender offers that were structured as going private transactions were voluntary odd-lot tender offers that usually resulted in less than one percent of the total stock outstanding being repurchased in the offering.

                           The  two  tender  offer   transactions   specifically
                           mentioned above resulted in the following:

                                         Percent of
             Company                   Shares Tendered           Premium
             -------                   ---------------           -------
        Crazy Woman Creek Bancorp          20%                    21.7%
        Chester Bancorp, Inc.               8%                     4.8%

                           Capital Resources also considered two other types of going private transactions in its selection of a peer group. These non-voluntary transactions included reverse split transactions and merger transactions structured to eliminate smaller stockholders. In substance, both of these types of transactions have the same impact, eliminating smaller and/or targeted stockholders in going private transactions.

                           Based upon its review of available information on similar repurchase transactions during the latest three years, Capital Resources found a wide range in the level of premiums paid as follows:

                                    Number of           Median Shares       Range of          Median
                                  Transactions            Tendered          Premiums          Premium
                                  ------------            --------          --------          -------
                                       (#)         (% of total shares o/s)     (%)              (%)

VOLUNTARY TENDER OFFERS*

   Modified Dutch Auctions:
     Going Private Transaction           1                  20.0               22                22
     Not Going Private                   4                  25.3             3 - 13               6
                                        --
   Modified Dutch Auction                5                  20.6             3 - 22               7

   Other Tender Offers:
     Odd-lot Going Private               3                   0.3             0 - 19              13
     Other Going Private                 1                   7.8                5                 5
     Not Going Private                   3                   8.7             2 - 18               9
                                        --
   Other Tender Offers                   7                   7.8             0 - 18               9
                                        --
VOLUNTARY TENDER OFFERS:                12                   8.6             0 - 22               8

NON-VOLUNTARY GOING PRIVATE TRANSACTIONS**

   Merger Transactons                    7                   2.9             4 - 21              17
   Reverse Splits                        3                   1.0             1 - 17              13
                                        --

NON-VOLUNTARY GOING

PRIVATE TRANSACTIONS**                  10                   2.6             1 - 21              15
                                          _______________________________

PEER GROUP AGGREGATES:

GOING PRIVATE TRANSACTIONS              15                   2.4             0 - 22              13
NOT GOING PRIVATE                        7                  10.7             2 - 18               7
                                        --
PEER GROUP AGGREGATES                   22                   6.8             0 - 22              11


         *   Includes modified Dutch auctions and other tender offers
         ** Includes reverse stock splits and other non-voluntary cash outs.

                  The second paragraph of the section entitled  "Special Factors
                  - 4. Fairness Opinion of Financial Advisor - Discounted Cash Flow and Terminal Value Analysis" is hereby amended by adding the following after the first sentence of the second paragraph thereunder:

                           "The average annual net income growth rate of 8 percent uses estimated 2004 consolidated net income of $2.1 million as the starting base for the level of consolidated net income that can reasonably be expected for the next three to five years. The $2.1 million figure for 2004 is based on the Company's operating budget. The growth assumptions are not based on any formal Company projections or budgets but are estimates that the Company believes are reasonable. The average annual 10 percent growth assumption for dividends reflects a continuation of recent historical trends where the Company's strong capital levels have supported moderate annual dividend growth."

                  The third paragraph of such section is amended by adding the following at the end of such paragraph:

                           "The use of a 15x price/earnings multiple and a 110% price/tangible book value ratio in the analysis is consistent with the Company's existing pricing ratios based on the "recent average trading price" of $26.75. Capital Resources applied a 10% discount rate to the cash flow streams because it reflected an appropriate rate of return required by holders or prospective buyers of an equity security like that of the Company's."

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2004


                                       WELLS FINANCIAL CORP.



                                       By: /s/Lonnie R. Trasamar
                                           -------------------------------------
                                           Lonnie R. Trasamar
                                           President and Chief Executive Officer